Exhibit 1

MEDIA

RELEASE

19 DECEMBER 2012

APPOINTMENT OF EWEN CROUCH TO THE WESTPAC BOARD

Westpac Banking Corporation announces the appointment of Ewen Crouch to the Westpac Board.  Mr Crouch’s appointment will become effective on 1 February 2013.

Mr Crouch has most recently been Chairman of Partners at Allens, one of Australia’s leading law firms, a position which he held from 2009. Mr Crouch is recognised as one of Australia’s most accomplished mergers and acquisitions (M&A) lawyers, having worked on some of Australia’s most significant M&A transactions throughout his extensive and distinguished legal career.

Westpac Chairman, Lindsay Maxsted, said of Mr Crouch’s appointment: “Ewen is a leading figure in the legal profession and we are fortunate to have him join the Westpac Board. His expertise and broad commercial experience on a diverse range of prominent market transactions will add to the current skill set of the Westpac Board. We look forward to Ewen’s insight and expertise contributing to Westpac’s future success.”

Before his most recent appointment as Chairman of Partners of Allens, Mr Crouch was Co-Head, Mergers & Acquisitions and Equity Capital Markets. During his time as a partner of the firm, Mr Crouch was the Executive Partner, International Offices, responsible for the China and South-East Asia practices of the firm between 1999-2004 and held the position of Deputy Managing Partner from 1993 to 1996. Mr Crouch was appointed a partner of Allens on 1 July 1988 and has served as a member of the firm’s board for 11 years. Mr Crouch will step down as a partner of that firm on 31 January 2013.

Mr Crouch is a Fellow of the Australian Institute of Company Directors. In 2010, he was appointed as a member of the Takeovers Panel. He is a member of the AICD’s Law Committee and Director Education Reference Group. He is also a member of the Corporations Committee of the Law Council of Australia and the International Bar Association and is admitted to practice law in New South Wales, Victoria, the Australian Capital Territory and Western Australia.

Mr Crouch is currently Chairman of Mission Australia and a Director of the Sydney Symphony Orchestra.

Mr Crouch will be an independent Non-executive Director.

ENDS

For Further Information

Paul Marriage
Westpac Media Relations
TEL 02 8219 8512
MOB 0401 751 860